Exhibit 99.1

May 5, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary First Capital Realty Inc. for the First Quarter of 2015

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 43.0% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its first quarter 2015 financial results, as published on May 4, 2015 in Canada.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES Q1 RESULTS

Toronto, Ontario (May 4, 2015) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and manager of grocery anchored urban properties, announced today financial results for the three months ended March 31, 2015.

QUARTER HIGHLIGHTS

•	Operating FFO Per Share Stable to Prior Year: Operating FFO (1) (previously referred to as “FFO excluding other gains (losses) and (expenses)”) was $0.25 per share (diluted) for the three months ended March 31, 2015 consistent with the prior year period. Operating FFO in total dollars increased 5.7% to $55.1 million from $52.1 million in the same prior year period.

•	Solid Same Property NOI Growth: Total Same Property NOI (1) increased by 4.4% over the same prior year period.

•	Increased Portfolio Occupancy Rate: Total portfolio occupancy increased to 95.6% for the period ended March 31, 2015, from 95.3% over the same prior year period. (Occupancy excluding vacant space held for development was 96.3%).

•	Solid Lift on Lease Renewal Rates: Net rental rates increased 10.8% per square foot on 419,000 square feet of lease renewals.

•	Increased Average Net Rental Rate: The average net rental rate increased by 2% or $0.34 per square foot over the same prior year period to $18.40 per square foot.

•	Invested $92 million in Properties: The Company invested $66.9 million in development and property improvements and acquired two income producing properties for $24.8 million. The Company also sold one non-core property in Quebec for $21.5 million.

“In the first quarter, we continued to perform well at the property level with improved occupancy, higher lease rates, and solid growth in our Same Property net operating income,” said Adam Paul, President and CEO. “However, this performance did not translate into growth in Operating FFO per share during the quarter, primarily as a result of lower leverage from recent equity issues and the full impact of dispositions completed over the past year. Similarly, we expect Operating FFO per share for fiscal 2015 to be relatively consistent with 2014.”

“2015 will be a transitional year for the Company. Together with the senior management team, I am in the process of reviewing and assessing all aspects of the business to identify areas to improve our overall performance both in terms of revenue and cost structure. I am confident this initiative will lead to enhanced shareholder value over the medium and long term,” Mr. Paul concluded.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

	$ millions
	As at, and for the three months ended		As at, and for year ended
	March 31, 2015	March 31, 2014	December 31, 2014
Total assets	$8,023	$7,785	$7,908
Unencumbered assets	$5,166	$4,690	$4,959
Net debt to total assets (1)	41.8%	43.6%	42.2%
Weighted average term of fixed-rate debt (years) (1)	5.9	5.5	5.9
Gross leasable area (millions square feet)	24.2	24.5	24.3
Total portfolio occupancy rate	95.6%	95.3%	96.0%
Total Same Property occupancy rate	96.4%	95.9%	96.8%
Average rate per occupied square foot	$18.40	$18.06	$18.42
Total Same Property NOI growth (1)	4.4%	2.5%

	$ millions
	(except shares)		per share (diluted)
Three months ended March 31	2015	2014	2015	2014
Net income attributable to common shareholders	$45.9	$35.2	$0.21	$0.17
Weighted average shares for net income (000s)	223,652	209,597
Operating FFO (1)	$55.1	$52.1	$0.25	$0.25
Funds from Operations (“FFO”) (1)	$55.4	$53.5	$0.25	$0.26
Weighted average shares for FFO (000s)	220,861	209,597

(1)	Refer to “Non-IFRS Supplemental Financial Measures” section of this press release.

FINANCIAL RESULTS FOR THE QUARTER

•	Net Income per Share Attributable to Common Shareholders up over Same Prior Year Period: Net income increased to $45.9 million or $0.21 per share (diluted) for the first quarter of 2015 compared to $35.2 million or $0.17 per share (diluted) for the same prior year period. The increase in net income of $10.7 million was primarily due to a higher fair value gain on investment properties as well as an increase in total Same Property NOI and higher interest and other income.

•	Operating FFO per Share Consistent with the Same Prior Year Period: Operating FFO was $55.1 million or $0.25 per share (diluted) for the first quarter of 2015 compared to $52.1 million or $0.25 per share (diluted) for the same prior year period. The increase of $3.0 million is primarily due to total Same Property NOI growth, lower interest expense due to a lower weighted average interest rate, and higher interest income from loans and mortgages receivable. On a per share basis, the increase was offset by an increase in the weighted average number of common shares outstanding resulting from various equity financing activities.

QUARTERLY FINANCING AND CAPITAL MARKETS HIGHLIGHTS

•	Issued $90 Million Unsecured Debentures: The Company issued an additional $90.0 million principal amount of 4.32% Series S senior unsecured debentures maturing July 31, 2025 with an effective interest rate of 3.86%.

•	Completed Public Equity Offering: The Company issued 4,370,000 common shares at $19.80 per share for gross proceeds of $86.5 million.

For further information on Management’s outlook and view on the business environment please refer to the “Outlook and Current Business Environment” section of the MD&A for the three months ended March 31, 2015.

BOARD OF DIRECTORS APPOINTS NEW CHAIR

The Board of Directors of the Company today appointed Mr. Dori Segal to Chair of the Board. Mr. Chaim Katzman will continue to be a director of the Company after stepping down from the Chair.

DIVIDEND

The Company will pay a second quarter dividend of $0.215 per common share on July 9, 2015 to shareholders of record on June 30, 2015.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the three months ended March 31, 2015 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s first quarter results on Tuesday, May 5, 2015 at 2:00 p.m. (ET).

Teleconference:

You can participate in the live conference toll-free at (866) 696-5910 or at (416) 340-2217 with access code 6748363. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through May 19, 2015 and can be accessed by dialing 905-694-9451 or toll free 800-408-3053 with access code 2172300.

Webcast:

To access the audio webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX : FCR)

First Capital Realty is Canada’s leading owner, developer and manager of grocery anchored urban properties where people live and shop for everyday life. The Company currently owns interests in 157 properties, totaling approximately 24.3 million square feet of gross leasable area.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to NOI, Operating FFO, FFO and Net debt. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the three months ended March 31, 2015, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents NOI, Operating FFO, and FFO as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can generally be identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “project”, “expect”, “intend”, “outlook”, “objective”, “may”, “will”, “should”, “continue” and similar expressions. The forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A for the year ended December 31, 2014 and under “Risk Factors” in its current Annual Information Form. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@firstcapitalrealty.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@firstcapitalrealty.ca

www.firstcapitalrealty.ca

TSX : FCR